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              NEW FRONTIER MEDIA'S LARGEST SHAREHOLDER NAMES FIVE
                DIRECTOR NOMINEES TO PROPOSED SLATE OF DIRECTORS

      Distinguished Business Leaders Will Provide Experience, Guidance and
                           Direction to New Frontier

BOULDER, CO, May 16, 2002 - Edward Bonn, the largest shareholder of New Frontier Media (Nasdaq: NOOF), announced today the five initial director nominees for the slate of directors to be recommended to the shareholders of New Frontier at the Special Meeting of Shareholders by Mr. Bonn. The five nominees proposed by Mr. Bonn are: Carlton Jennings, Stephen Peary, Jerry Rubinstein, Bernard Stolar and Edward Bonn.

         Carlton Jennings has over 15 years of experience in international operations, communications technology and finance. He is the CEO of Quadrant Ltd (an Australian based telecommunications company), a director of a private global telecommunications fund and the former CEO of South Pacific Iridium (an Asian-Pacific satellite and multi-protocol wireless roaming telecommunications operation). Carlton has held other senior and advisory positions working with the Japanese Government (joint maritime economic zone surveillance), US Government (international program manager in Washington DC and Iceland) and with the New Zealand Government (economic protection maritime programs). He holds a BS from the United States Naval Academy, an MA (International Relations) from Georgetown and Catholic University, and an MA (International Public Policy) from Johns Hopkins University.

         Stephen Peary brings international experience that spans 15 years in executive and crisis management, including extensive worldwide finance experience. He is the founder and CEO of ThirdOrbit Insurance Solutions (a market-first provider of e-commerce property and liability insurance), former CEO of Liverpool & London Steamship Protection and Indemnity Association (mutual marine insurance) and former Senior Vice President of PLM International (a publicly traded transportation equipment leasing company). Stephen also has previously practiced law and headed the organized crime unit for the New England region of the Internal Revenue Service. He holds a BA from the University of Illinois-Champaign, JD from the Georgetown University Law Center and an LLM (Taxation) from Boston University.

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         Jerry Rubinstein brings extensive experience in the music distribution business. He is the current founder and Chairman of Music Imaging & Media Inc. (a background and foreground music service) and the founder and former Chairman and CEO of XTRA Music LTD. (a distributor of digital music throughout Europe, the Middle East and the former Soviet Union, which was sold to DMX/Liberty Digital) and founder and former Chairman and CEO of DMX, Inc. (digital music service, which was sold to TCI). Jerry also has held positions as a founder of a financial institution as well as with other prior ventures in the music distribution industry. He is a CPA and lawyer holding a BA from UCLA and a JD from the Loyola School of Law.

         Bernard Stolar has extensive experience in the interactive entertainment industry, with a variety of public and privately held companies. He was recently appointed to serve as president of BAM! Entertainment. Bernie's career includes extensive operations experience, with a particular emphasis on sales and marketing and product development. He was hired as the President of Mattel Interactive in 2000 to reorganize and sell this organization with $1 billion in sales. At Sega of America, he reorganized and implemented a plan (including the launch of Dreamcast) that resulted in a five-fold increase in Sega of America's revenues. As Executive Vice President of Sony Computer Entertainment of America, he was part of the team that launched Sony Playstation (taking Sony from no revenue to over $1 billion during his tenure). Bernie also has experience in the publishing business.


         Edward Bonn is New Frontier's largest shareholder and the founder of I-Gallery and two other related entities that were acquired by New Frontier in 1999. Edward has been a director of New Frontier since October 1999 and served as president of New Frontier Media from August 2000 until June 2001. He formerly has served as the Co-Chairman of Independent Entertainment Group (a service bureau and information provider), founder and President of ICOM Group (an audio text service bureau that specialized in automated credit card processing and fraud control procedures) and the founder and President of Response Telemedia (an 800/900 information and entertainment company). Edward attended the University of Oregon with a focus in International Studies and attended business and accounting classes at UCLA.


"I am proud to have developed a slate of candidates with the business experience of Carlton, Jerry, Stephen and Bernie, and I am pleased to offer the opportunity for the shareholders to consider them as directors of New Frontier. These individuals will add a level of experience and objectivity that New Frontier

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has not previously enjoyed," stated Edward Bonn. "Over the next few weeks I plan to announce the two remaining director nominee positions" continued Bonn.

"As I have previously announced, I am not seeking to be the CEO of New Frontier and believe that the new directors drawn to this opportunity will do an excellent job in recruiting a CEO and team that will enhance shareholder value," stated Bonn.

Mr. Bonn owns approximately 19% of the outstanding shares of New Frontier, which were acquired in 1999 in connection with New Frontier's acquisition of its Internet operations. Mr. Bonn is currently a director of New Frontier Media.

Acclaim Financial Group LLC is serving as strategic advisor to Mr. Bonn and Brobeck, Phleger & Harrison LLP is serving as his legal counsel.



MR. BONN HAS FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF NEW FRONTIER MEDIA FOR USE AT A SPECIAL MEETING OF NEW FRONTIER MEDIA SHAREHOLDERS. MR. BONN STRONGLY ADVISES ALL NEW FRONTIER MEDIA SHAREHOLDERS TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTPP:\\WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN MR. BONN'S PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT, EXCEPT THAT EACH OF THE NOMINEES (OTHER THAN MR. BONN) NAMED IN THIS PRESS RELEASE MAY BE DEEMED TO BE PARTICIPANTS IN MR. BONN'S SOLICITATION AND HAVE NO INTEREST (OTHER THAN MR. PEARY WHO HOLDS 1,000 SHARES OF NEW FRONTIER MEDIA COMMON STOCK) IN NEW FRONTIER MEDIA.


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